Zarlink Releases Fiscal 2009 Year End and Fourth Quarter Results

•	Year-over-year revenue increases by approximately 24% to US$227.2 million, with 15% organic sales growth
•	Dr. Adam Chowaniec appointed Chairperson of the Board of Directors, replacing Dr. Henry Simon, who is retiring

OTTAWA, CANADA, May 26, 2009 – Zarlink Semiconductor (TSX: ZL) today issued its fourth quarter and Fiscal 2009 results for the  three- and 12-month periods ended March 27, 2009, prepared in accordance with U.S. Generally Accepted Accounting Principles (GAAP).

Fiscal 2009 Review

“In Fiscal 2009, we generated significant growth across all key product areas and strengthened our financial position, despite global economic challenges,” said Kirk K. Mandy, President and CEO, Zarlink Semiconductor. “New products for the communications, optical interconnect and medical wireless markets have helped deepen relationships with existing customers and expand our sales opportunities. We have driven top line growth and generated positive cash from operations for the year, while significantly improving our cost structure and balance sheet. It is also important to note that, excluding a non-cash goodwill impairment charge, we returned to profitability.”

Fiscal 2009 revenue increased by approximately 24% to US$227.2 million from revenue of US$183.6 million in Fiscal 2008:

•	Communication Products group revenue increased by 21% to US$140.0 million in Fiscal 2009 from US$115.4 million in Fiscal 2008, due primarily to revenue gained through the acquisition of Legerity;

•	Medical Products group revenue increased by 24% to US$34.7 million in Fiscal 2009 from US$28.0 million in Fiscal 2008;

•	Optical Products group revenue increased by 42% to US$22.7 million in Fiscal 2009 from US$16.0 million in Fiscal 2008;

•	Custom and Other products group revenue increased by 23% to US$29.8 million in Fiscal 2009 from US$24.2 million in Fiscal 2008.

Gross margin increased to 48% of revenue in Fiscal 2009, up from 45% of revenue in Fiscal 2008.

The Company successfully realized additional cost synergies related to the Legerity acquisition, and further reduced its cost base by restructuring activities to better align its workforce with ongoing market opportunities.  The improvements include:

•	A decrease in R&D expenses to US$46.0 million, or 20% of revenue, from US$47.7 million, or 26% of revenue, in Fiscal 2008;

•	A reduction in S&A expenses to US$50.7 million, or 22% of revenue, from US$55.8 million, or 30% or revenue, in Fiscal 2008.

Zarlink generated positive cash from operations in all four quarters of Fiscal 2009. Total cash generated by operations for Fiscal 2009 was US$15.4 million, compared to US$12.1 million in cash used by operations in Fiscal 2008. As at March 27, 2009, Zarlink had cash and short-term investments totaling US$45.0 million, compared with US$45.5 million as at December 26, 2008, and US$42.6 million at the end of Fiscal 2008.

Fiscal 2009 results include:
•
A non-cash impairment charge of US$46.9 million to write-off the book value of its goodwill. Goodwill was assigned to the Communication Products and Optical Products reporting units in relation to the Legerity and Primarion acquisitions. In accordance with company policy, goodwill was tested for impairment in Q4. Adverse global economic conditions, resulting in revenue declines in the communications and optical units in Q3 and Q4 and a decline in Zarlink common share price and market capitalization, have had a material impact on the impairment test for goodwill. While the impairment charge reduces reported results under GAAP, this charge is non-cash in nature and does not affect Zarlink’s liquidity, cash flows, or current or future operations;

•
A foreign exchange gain of US$14.0 million related mainly to Zarlink’s Canadian dollar denominated debenture. As a result of the convertible debentures being denominated in Canadian dollars, while the Company's functional currency is the U.S. dollar, the Company is required to revalue these debentures into U.S. dollars at the month-end market rate;

•	Severance and integration costs of US$8.8 million related to the integration of Legerity and Q4 Fiscal 2009 restructuring activities;

•	A gain on the repurchase of long-term debt of US$3.6 million;

•	An impairment of US$3.0 million related to current assets.

For Fiscal 2009, Zarlink recorded a net loss of US$29.6 million, or US$0.25 per share. In Fiscal 2008, the Company recorded a net loss of US$48.4 million, or US$0.41 per share.

Q4 Fiscal 2009 Review
In line with guidance, Q4 Fiscal 2009 revenue was US$51.1 million, compared with revenue of US$53.8 million in Q3 Fiscal 2009 and US$54.8 million in Q4 Fiscal 2008.

Q4 Fiscal 2009 results include:
•	A non-cash impairment charge of US$46.9 million related to goodwill, as noted in Fiscal 2009 results;
•	Severance and other costs of US$5.0 million, or US$0.04 per share, related to restructuring activities undertaken in the quarter;
•	A non-cash foreign exchange gain of US$2.1 million primarily related to Zarlink’s Canadian dollar denominated debenture, based on an exchange rate of CDN$1.00 to US$0.81 at March 27, 2009;
•	A US$1.0 million gain related to the sale of Zarlink’s packet switching product line to Conexant Systems, Inc.

Zarlink recorded a Q4 Fiscal 2009 net loss of US$50.0 million, or US$0.41 per share. In comparison, the Company recorded net income of US$12.1 million, or US$0.09 basic earnings per share, in Q3, and a net loss of US$19.1 million, or US$0.16 per share, in Q4 Fiscal 2008.

For Q4 Fiscal 2009, revenue from Zarlink’s Communication Products group was US$27.5 million, compared with revenue of US$33.7 million in Q3 Fiscal 2009 and revenue of US$35.8 million in Q4 Fiscal 2008. Medical Products revenue for Q4 Fiscal 2009 increased to US$9.5 million, compared with Q3 Fiscal 2009 revenue of US$8.2 million and Q4 Fiscal 2008 revenue of US$7.5 million. Optical Products revenue in Q4 Fiscal 2009 was US$4.2 million, compared with revenue of US$5.5 million in Q3 Fiscal 2009 quarter and US$4.9 million in Q4 Fiscal 2008.  Custom and Other revenue in Q4 Fiscal 2009 was US$9.9 million, compared with Q3 Fiscal 2009 revenue of US$6.4 million and Q4 Fiscal 2008 revenue of US$6.6 million.

Gross margin in Q4 Fiscal 2009 was 48% of revenue, which included severance costs of US$0.8 million. In comparison, gross margin in Q3 Fiscal 2009 was 49%, which included integration costs of $0.5 million. Gross margin in Q4 Fiscal 2008 was 45%, which included integration costs of US$1.4 million.

R&D expenses in Q4 Fiscal 2009 were US$12.4 million, or 24% of revenue, which included severance costs of US$1.6 million. This compares with Q3 Fiscal 2009 R&D expenses of US$10.4 million, or 19% of revenue. In Q4 Fiscal 2008, R&D expenses were US$13.8 million, or 25% of revenue.

S&A expenses in Q4 Fiscal 2009 were US$13.7 million, or 27% of revenue, which included severance costs of US$2.6 million. This compares with Q3 Fiscal 2009 S&A expenses of $11.0 million, or 20% of revenue, which included integration costs of US$0.1 million. In Q4 Fiscal 2008, S&A expenses were US$15.5 million, or 28% of revenue, which included integration and severance costs of US$1.1 million.

The Company made several important technology announcements in Q4 Fiscal 2009, including:
•
An expanded portfolio of Synchronous Ethernet timing solutions that allow carriers to lower operating costs and increase revenue by ensuring accurate end-to-end transmission of voice, data, multimedia and mobile applications over wired and wireless networks;

•	A new radio chip that consumes five times less power than competing devices to enable a new range of on-body medical devices, remote sensors, and sound and voice communication systems.

On March 6, 2009, Zarlink declared a quarterly dividend of CDN$0.50 per share on its preferred shares (TSX:ZL.PR.A) payable on March 27th, 2009 to preferred shareholders of record as of March 6, 2009. This dividend is fully eligible for Canadian tax purposes.

First Quarter Fiscal 2010 Guidance

Mr. Mandy added:  “Although economic uncertainty persists, the long-term trends driving demand for our communications, medical wireless and optical interconnect products are strong, and our strategic plan to address these markets remains unchanged. We will work to continue to deliver high-value products to further improve our competitive position and gain additional market share, while diligently managing our costs. We believe we have the technology leadership, solid financial footing and the right team in place to demonstrate continued progress on these objectives in Fiscal 2010.”

The opening backlog at the start of the Q1 Fiscal 2010 was approximately US$51 million, compared with an opening backlog of US$54 million at the start of Q4 Fiscal 2009. As stated in Q3 results, the Q4 opening backlog included orders that could not be shipped in the quarter due to product request dates in advance of posted delivery schedules.

Zarlink is forecasting for Q1 Fiscal 2010:
•	Revenue between US$52 million and US$54 million;
•	Gross margins between 49% to 51%, excluding supply chain harmonization costs of approximately US$1 million;
•	Operating expenses between US$20 million to US$21 million excluding amortization of intangibles;
•	Excluding any potential impact of foreign exchange gains/losses related to the Company’s Canadian dollar denominated debenture, Zarlink expects Q1 results of break-even to US$0.01 per share.

New Chairperson of the Board
Zarlink announced that Dr. Adam Chowaniec has been appointed as Chairperson of the Board of Directors, following the retirement of Dr. Henry Simon. Dr. Simon joined Zarlink as a director in 1992, and served as chairperson since July 1994.

“We would like to thank Dr. Simon for his many years of service to Zarlink,” said Dr. Chowaniec. “His knowledge, insight, expertise and leadership made him a valued asset to Zarlink, and we sincerely appreciate his contributions.”

Zarlink announces recommencement of normal course issuer bid

Zarlink Semiconductor today announced that the Toronto Stock Exchange (TSX) had approved the recommencement of its common share buyback program authorizing the Company to repurchase up to 11,971,633 common shares, representing approximately 10 percent of its public float of 119,716,338 common shares as of May 25, 2009. As at May 25, 2009, Zarlink had 122,425,682 issued and outstanding common shares.

Zarlink plans to repurchase up to 10 percent of its public float of common shares using available cash during a 12-month period from May 29, 2009 to May 28, 2010. The timing and exact number of common shares purchased under the bid will be at Zarlink’s discretion, will depend on market conditions, and may be suspended or discontinued at any time. All shares purchased by Zarlink under the bid will be cancelled.

Purchases under the bid will be made at the prevailing market price through the facilities of TSX. The average daily trading volume of Zarlink over the last six complete calendar months was 268,913 common shares (the “ADTV”). Under TSX rules, Zarlink may purchase up to 25% of the ADTV (or 67,228 common shares) per trading day. To the knowledge of Zarlink, after reasonable inquiry, no director, senior officer or any of their associates, or any person acting jointly or in concert with Zarlink, currently intends to sell common shares under the issuer bid.

Zarlink purchased, through the facilities of TSX, 4,920,000 common shares of a maximum amount of 12,272,384 common shares under a previous normal course issuer bid which expired May 25, 2009 at an average price of Cdn$0.59 per share. All common shares purchased by Zarlink under the bid were cancelled.

“We believe that the stock repurchase program emphasizes our belief in the long-term value of Zarlink and our commitment to unlock shareholder value,” said Dr. Adam Chowaniec, Chairman of the Board, Zarlink Semiconductor.

About Zarlink Semiconductor
For over 30 years, Zarlink Semiconductor has delivered semiconductor solutions that drive the capabilities of voice, enterprise, broadband and wireless communications. The Company’s success is built on its technology strengths including voice and data networks, optoelectronics and ultra low-power communications. For more information, visit www.zarlink.com.

Shareholders and other individuals wishing to receive, free of charge, copies of the reports filed with the U.S. Securities and Exchange Commission and Regulatory Authorities, should visit the Company’s web site at www.zarlink.com or contact Investor Relations.

Certain statements in this press release constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance, or achievements expressed or implied by such forward-looking statements. Such risks, uncertainties and assumptions include, among others, the following: our dependence on the successful development and market introduction of new products; our ability to integrate any business, technologies, product lines or services that we have or will acquire; our dependence on revenue generation from our legacy products in order to fund development of our new products; current market conditions, including the lack of liquidity in the markets and economic slowdown, may increase our operating costs or reduce our revenue, thereby negatively impacting our operating results; our ability to operate profitably and generate positive cash flows in the future; the impact of the current economic crisis on our suppliers and customers and our ability to transfer parts to other suppliers; our dependence on our foundry suppliers and third-party subcontractors; order cancellations and deferrals by our customers; our substantial indebtedness could adversely affect our financial position; the cost and accounting implications of compliance with new accounting standards; and other factors referenced in our Annual Report on Form 20-F. Investors are encouraged to consider the risks detailed in this filing.

Zarlink and the Zarlink Semiconductor logo are trademarks of Zarlink Semiconductor Inc.

An open conference call for analysts will be held today beginning at 5:00 p.m. EDT. Access the call by dialing 1-800-731-6941. Investors, media and other parties are listen-only. For a replay, call 1-877-289-8525, passcode 21306080# or 416-640-1917, passcode 21306080#. The replay is available until midnight June 9th, 2009. A live audio webcast will be available through http://www.marketwire.com/ (Marketwire) or from the Company's website at http://www.zarlink.com/.

For further information:

Ed Goffin
Media Relations and Investor Relations
613 270-7112
edward.goffin@zarlink.com

Zarlink Semiconductor Inc.
CONSOLIDATED STATEMENTS OF INCOME (LOSS) DATA
(in millions of U.S. dollars, except per share amounts, U.S. GAAP)
(Unaudited)

	Three months ended			Year Ended
	Mar. 27,	Dec. 26,	Mar. 28,	Mar. 27,	Mar. 28,
	2009	2008	2008	2009	2008
Revenue	$51.1	$53.8	$54.8	$227.2	$183.6
Cost of revenue	26.8	27.3	30.3	118.2	100.5
Gross margin	24.3	26.5	24.5	109.0	83.1

Expenses:
Research and development (“R&D”)	12.4	10.4	13.8	46.0	47.7
Selling and administrative	13.7	11.0	15.5	50.7	55.8
Contract impairment and other	0.1	0.1	1.5	0.2	4.1
Amortization of intangible assets	1.9	1.8	1.8	7.4	5.0
Goodwill impairment	46.9	-	-	46.9	-
Acquired in-process R&D	-	-	-	-	20.3
Loss (gain) on sale of business	(1.0)	-	18.2	(1.0)	17.5
Impairment of current asset	-	3.0	-	3.0	-
Loss (gain) on sale of assets	-	-	0.1	(0.9)	(2.3)
Impairment of asset held for sale	-	1.2	-	1.2	-
	74.0	27.5	50.9	153.5	148.1
Operating income (loss)	(49.7)	(1.0)	(26.4)	(44.5)	(65.0)

Gain on repurchase of long-term debt	-	3.6	-	3.6	-
Amortization of debt issue costs	(0.2)	(0.1)	(0.2)	(0.7)	(0.5)
Gain on sale of Mitel investment	-	-	-	-	12.9
Gain on insurance settlement	-	-	5.5	-	5.5
Interest income	0.1	0.4	0.5	1.2	3.5
Interest expense	(0.8)	(1.0)	(1.2)	(4.1)	(3.1)
Foreign exchange gain (loss)	2.1	10.3	2.9	14.0	(1.5)
Income (loss) before income taxes	(48.5)	12.2	(18.9)	(30.5)	(48.2)
Income tax (expense) recovery	(1.5)	(0.1)	(0.2)	0.9	(0.2)
Net income (loss)	$(50.0)	$12.1	$(19.1)	$(29.6)	$(48.4)

Net income (loss) attributable to common shareholders	$(50.3)	$11.7	$(20.0)	$(31.7)	$(52.0)

Net Income (loss) per common share:
Basic	$(0.41)	$0.09	$(0.16)	$(0.25)	$(0.41)
Diluted	$(0.41)	$0.08	$(0.16)	$(0.25)	$(0.41)

Weighted average number of common shares outstanding (millions):
Basic	122.4	123.9	127.3	124.8	127.3
Diluted	122.4	154.3	127.3	124.8	127.3

Percentage of revenue:
Gross margin	48%	49%	45%	48%	45%
Research and development	24%	19%	25%	20%	26%
Selling and administrative	27%	20%	28%	22%	30%

Zarlink Semiconductor Inc.
CONSOLIDATED STATEMENTS OF CASH FLOWS DATA
(in millions of U.S. dollars, U.S. GAAP)
(Unaudited)

	Three months ended			Year ended
	Mar. 27,	Dec. 26,	Mar. 28,	Mar. 27,	Mar. 28,
CASH PROVIDED BY (USED IN)	2009	2008	2008	2009	2008
Operating activities:
Net Income (loss)	$(50.0)	$12.1	$(19.1)	$(29.6)	$(48.4)
Depreciation of fixed assets	1.1	1.2	1.5	4.7	5.7
Amortization of other assets	2.1	1.9	2.4	8.1	5.6
Goodwill impairment	46.9	-	-	46.9	-
Stock compensation expense	0.5	0.6	0.6	2.1	2.0
Deferred income taxes	0.6	1.3	0.1	2.8	3.4
Other non-cash changes in operating activities	(2.1)	(9.1)	15.0	(12.8)	24.7
Gain on insurance settlement	-	-	(5.5)	-	(5.5)
Proceeds from insurance	-	-	14.1	-	14.1
Flood related expenditures	-	-	(10.9)	-	(10.9)
Contract impairment and other	-	-	-	-	4.2
Decrease (increase) in working capital	1.2	(2.0)	6.3	(6.8)	(7.0)
Total	0.3	6.0	4.5	15.4	(12.1)

Investing activities:
Acquisition of business	-	-	-	-	(136.0)
Matured short-term investments	0.2	-	-	0.2	3.3
Expenditures for fixed assets	(0.5)	(0.8)	(1.7)	(3.6)	(7.6)
Proceeds from insurance for fixed assets	-	-	1.1	-	4.5
Proceeds from sale of fixed assets	-	-	-	1.0	2.7
Proceeds from sale of investment	-	-	-	-	12.9
Proceeds from the sale of business	1.0	-	0.6	1.0	0.6
Payment for sale of foundry	-	-	(3.6)	-	(3.6)
Total	0.7	(0.8)	(3.6)	(1.4)	(123.2)

Financing activities:
Issuance of long-term debt	-	-	-	-	74.5
Repurchase of long-term debt	-	(2.6)	-	(2.6)	-
Debt issue costs	-	-	-	-	(3.7)
Decrease (increase) in restricted cash	(0.5)	-	(0.5)	(0.5)	(0.3)
Payment of dividends on preferred shares	(0.4)	(0.4)	(0.7)	(1.9)	(2.4)
Repurchase of preferred shares	(0.2)	(0.3)	(0.5)	(1.4)	(2.6)
Repurchase of common shares	-	(0.9)	-	(2.7)	-
Total	(1.1)	(4.2)	(1.7)	(9.1)	65.5

Effect of currency translation on cash	(0.2)	(1.6)	(0.5)	(2.3)	0.9

Increase (decrease) in cash and cash equivalents	(0.3)	(0.6)	(1.3)	2.6	(68.9)

Cash and cash equivalents, beginning of period	45.3	45.9	43.7	42.4	111.3

Cash and cash equivalents, end of period	$45.0	$45.3	$42.4	$45.0	$42.4

Zarlink Semiconductor Inc.
CONSOLIDATED BALANCE SHEET DATA
(in millions of U.S. dollars, U.S. GAAP)
(Unaudited)

	Mar. 27,	Dec. 26,	Mar. 28,
	2009	2008	2008
ASSETS

Current assets:
Cash and cash equivalents	$45.0	$45.3	$42.4
Short-term investments	-	0.2	0.2
Restricted cash and cash equivalents	13.1	12.8	17.3
Trade accounts receivable – net	24.6	24.9	23.4
Other accounts receivable – net	4.3	4.6	10.0
Inventories	27.8	28.1	28.8
Prepaid expenses and other	2.7	2.3	8.2
Deferred tax assets – current portion	-	1.0	1.3
Current assets held for sale	1.9	1.9	3.1
	119.4	121.1	134.7
Fixed assets – net	12.5	13.2	14.7
Deferred income tax assets – net	5.8	5.4	7.5
Goodwill	-	46.9	46.9
Intangible assets – net	49.1	51.0	56.5
Other assets	2.7	2.7	3.6
	$189.5	$240.3	$263.9

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities:
Trade accounts payable	$12.0	$13.5	$13.3
Employee-related payables	9.5	8.8	12.7
Income and other taxes payable	0.5	0.2	0.4
Current portion of provisions for exit activities	3.6	0.9	3.5
Other accrued liabilities	6.5	7.6	9.6
Deferred credits	0.9	1.4	0.6
Deferred income tax liabilities – current portion	-	-	0.1
	33.0	32.4	40.2
Long-term debt – convertible debentures	57.2	58.5	77.4
Long-term portion of provisions for exit activities	0.2	0.2	0.4
Pension liabilities	14.7	14.7	19.9
Deferred income tax liabilities – long-term portion	-	-	0.2
Long-term accrued income taxes	2.4	2.4	10.9
Other long-term liabilities	0.8	0.9	0.8
	108.3	109.1	149.8

Redeemable preferred shares, unlimited shares authorized; 1,059,200 shares issued and outstanding as at Mar. 27, 2009	13.6	13.8	14.7

Shareholders’ equity:
Common shares, unlimited shares authorized; no par value; 122,425,682 shares issued and outstanding as at Mar. 27, 2009	738.8	738.8	768.5
Additional paid-in capital	34.0	33.4	5.1
Deficit	(669.9)	(619.5)	(638.4)
Accumulated other comprehensive loss	(35.3)	(35.3)	(35.8)
	67.6	117.4	99.4
	$189.5	$240.3	$263.9

 Zarlink Semiconductor Inc.
SUPPLEMENTARY SCHEDULES
(in millions of U.S. dollars, U.S. GAAP)
(Unaudited)

Geographic Information:

Revenue, based on the geographic location of Zarlink’s customers, was distributed as follows:

	Three Months Ended	% of	Three Months Ended	% of	Three Months Ended	% of
	Mar. 27, 2009	Total	Dec. 26, 2008	Total	Mar. 28, 2008	Total

Asia – Pacific	$24.3	47%	$27.0	50%	$26.7	49%
Europe	12.7	25	14.5	27	15.1	27
Americas	14.1	28	12.3	23	13.0	24
	$51.1	100%	$53.8	100%	$54.8	100%

			Year Ended	% of	Year Ended	% of
			Mar. 27, 2009	Total	Mar. 28, 2008	Total

Asia – Pacific			$113.6	50%	$84.9	46%
Europe			59.3	26	53.4	29
Americas			54.3	24	45.3	25
			$227.2	100%	$183.6	100%

Product Group Information:

Revenue, based on product group, was distributed as follows:

	Three Months		Three Months		Three Months
	Ended	% of	Ended	% of	Ended	% of
	Mar. 27, 2009	Total	Dec. 26, 2008	Total	Mar. 28, 2008	Total

Communication Products	$27.5	54%	$33.7	63%	$35.8	65%
Medical Products	9.5	19	8.2	15	7.5	14
Optical Products	4.2	8	5.5	10	4.9	9
Custom & Other	9.9	19	6.4	12	6.6	12
	$51.1	100%	$53.8	100%	$54.8	100%

	Year		Year
	Ended	% of	Ended	% of
	Mar. 27, 2009	Total	Mar. 28, 2008	Total

Communication Products	$140.0	62%	$115.4	63%
Medical Products	34.7	15	28.0	15
Optical Products	22.7	10	16.0	9
Custom & Other	29.8	13	24.2	13
	$227.2	100%	$183.6	100%

4